Exhibit 77(i)

On May 9, 2001, the Board of Directors of the Registrant approved the issuance of new classes of securities designated "Class B," "Class C," "Class Q," respectively. Class B, C, and Q Shares (1) will be sold at the then-current net asset value with the imposition of a front-end sales charge as described in the Fund's then-current prospectus(es); (2) are subject to a fee for distribution or service activities at 1.00%, 1.00%, and 0.25%, respectively, of the average daily net assets of the shares of Class B, C, and Q, respectively; and (3) will be subject to a contingent deferred sales charge in such amount as is described in the Fund's then-current prospectus(es).

Class B, C, and Q Shares will be identical to all other Classes of the Fund in all respects except for Class designation; allocation of certain expenses attributable to Class B, C, and Q Shares, respectively; and voting rights. Class B, C, and Q Shares shareholders will vote separately with respect to issues affecting only Class B, C, and Q, respectively. Class B, C, and Q Shares will represent interests in the same investment fund as all other Classes of the Fund and, therefore, be subject to the same investment objectives, policies and limitations as all other Classes of the Fund.

Further description of Class B, C, and Q Shares appears in the Registrant's Amended and Restated Rule 18f-3 Plan, attached hereto.